Exhibit 21.1

Subsidiaries of TC Energy Corporation

Entity Name	Jurisdiction
NOVA Gas Transmission Ltd	Alberta
Old Songbird Investment ULC	British Columbia
Columbia Gas Transmission LLC	Delaware
TransCanada Energy Investments Ltd	Canada
TransCanada Keystone Pipeline, LP	Delaware
TransCanada PipeLines Limited (d/b/a TransCanada PipeLines; ANG Pipeline, a business unit of TransCanada PipeLines; and TransCanada)	Canada